Exhibit 4. 12

ADDENDUM TO LICENSE AGREEMENT

This Addendum to License Agreement (this “Addendum”), dated as of Dec. 11, 2006 (the “Effective Date”), is made by and between Can-Fite BioPharma, Ltd., having its principal place of business at 10 Bareket St. Petach Tikva, Israel (“Can-Fite”), and Seikagaku Corporation, having its principal place of business 6-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan (“SKK”). Can-Fite and SKK may be referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, on September 22, 2007 the Parties entered into a license Agreement (the “License Agreement”) according to which, inter alia, Can-Fite has granted to SKK certain exclusive rights and licenses regarding the Ingredient and Product (as more specifically provided in the License Agreement) within the Territory (as defined therein), together with other related rights and an option to manufacture Ingredient in the Territory;

AND WHEREAS, the Parties wish to amend the License Agreement in accordance with the terms provided herein in this Addendum;

ACCORDINGLY, in consideration of the premises and the mutual agreements, covenants, representations and warranties hereafter set forth, the Parties hereby agree as follows:

1.	Section 9.3 of the License Agreement (“Participation in Development Costs”) is hereby amended and restated in its entirety as follows:

9.3  Consideration for Access and Use of Information. In addition to all milestone payments and royalties hereunder, SKK shall pay Can-Fite the following:

9.3.1           Phase IIb Clinical Trial / Non-Clinical Study Full Reports. In consideration of the right of access to and use of information and clinical/non clinical data resulting from Can-Fite’s Phase IIb Clinical Trial of the Ingredient for rheumatoid arthritis (Protocol Number CF101-202RA) provided by Can Fite to SKK hereunder (the "Access to Information Right"), SKK shall pay to Can-Fite Two Million U.S. Dollars ($2,000,000) in accordance with the following schedule: (i) Five Hundred Thousand U.S. Dollars ($500,000) upon execution of this Agreement; (ii) Five Hundred Thousand U.S. Dollars ($500,000) upon receipt by SKK from Can Fite of written confirmation of the enrollment of fifty percent (50%) of the patients or subjects to be enrolled in such Phase IIb Clinical Trial; (iii) Five Hundred Thousand U.S. Dollars ($500,000) upon receipt by SKK from Can Fite of written confirmation of the enrollment of one hundred percent (100%) of the patients or subjects to be enrolled in such Phase IIb Clinical Trial; and (iv) Five Hundred Thousand U.S. Dollars ($500,000) upon SKK’s receipt of clinical data and information relating to such Phase IIb Clinical Trial in the form of a copy of the final report of such Phase IIb Clinical Trial. Can-Fite shall notify SKK in writing upon the occurrence of each of the foregoing payment trigger events and SKK shall pay Can-Fite within thirty (30) days of such notice, provided however that any amounts paid to Can Fite under this Section 9.3.1 shall be refundable by Can Fite to SKK if Can Fite could not complete the Phase IIb Clinical Trial in its entirety (for whatever reason).

9.3.2           Phase III Clinical Trial Full Reports. In accordance with Section 4.3, if SKK requests access to and use of the clinical data resulting from any Phase III Clinical Trial performed by Can-Fite after the Effective Date in the form of a copy of the full report of any Phase III Clinical Trial performed by Can-Fite for the purpose of Can-Fite’s filing a New Drug Application in the United States for marketing the Product for rheumatoid arthritis, Can-Fite shall forward to SKK the a copy of the full report of such Phase III Clinical Study. In consideration for access to and use of the information contained in such report, SKK shall pay Can-Fite an amount equal to thirty percent (30%) of the Clinical Study Costs of Can-Fite’s Phase III Clinical Trial performed by Can-Fite for the purpose of Can-Fite’s filing a New Drug Application in the United States for marketing the Product for rheumatoid arthritis. SKK shall make such payment within thirty (30) days after Can-Fite (or its Affiliate, Can-Fite’s Other Licensee or agent, on behalf of Can-Fite) delivers an invoice therefor to SKK.

9.3.3           Clinical Study Full Reports. If, in accordance with Section 4.3, SKK requests access to and use of the information resulting from the Clinical Trial commenced by or on behalf of Can-Fite after the Effective Date, which information is contained in a copy of the full report of the Clinical Study in accordance with Section 4.3 and such report contains information and clinical/non clinical data which SKK has not previously paid to receive access and use pursuant to Section 9.3.1 or 9.3.2, Can-Fite shall forward to SKK a copy of the full report of such Clinical Study. In consideration of access to and use of the information contained in such full report, SKK shall pay Can-Fite an amount equal to twenty-five percent (25%) of the Clinical Study Costs incurred in connection with each such Clinical Study for which SKK has requested a copy of the corresponding full report. SKK shall make such payment within thirty (30) days after Can-Fite (or its Affiliate, Can-Fite’s Other Licensee or agent, on behalf of Can-Fite) delivers an invoice therefor to SKK.

9.3.4           Non-Clinical Study Full Reports. If SKK requests access to and use of the information resulting from any Non-Clinical Trial in accordance with Section 4.3, contained in a copy of the full report of a given Non-Clinical Study in accordance with Section 4.3, and such report contains information and clinical/non clinical data which SKK has not previously paid to receive access and use pursuant to Section 9.3.1 or 9.3.2, Can-Fite shall forward to SKK a copy of the full report of such Non-Clinical Study. In consideration access to and use of information contained in such full report, SKK shall pay Can-Fite an amount equal to twenty percent (20%) of Can-Fite’s Non-Clinical Study Costs incurred in connection with each such Non-Clinical Study for which SKK has requested a copy of the corresponding full report (wherein such Non-Clinical Study Costs shall be determined in a manner that is analogous to determination of Clinical Study Costs hereunder). SKK shall make such payment within thirty (30) days after Can-Fite (or its Affiliate, Can-Fite’s Other Licensee or agent, on behalf of Can-Fite) delivers an invoice therefor to SKK.

9.3.5           The Parties hereby agree that all payments due to be made by SKK to Can Fite under this Section 9.3, whether of principal, interest or otherwise, shall be made free and clear of, and without deduction or withholding for, or on account of, any taxes. Notwithstanding, if at any time SKK shall be required to make any deduction or withholding in respect of taxes from any payment due to Can Fite under Section 9.3 due to any change in, or to the interpretation or application of, or the introduction of, any Japanese law or regulation, then, SKK shall notify Can Fite in writing of such event promptly upon its becoming aware of the same; and Can Fite shall on demand, pay to SKK the amount which SKK specifies (in a certificate setting forth the basis of the computation of such amount) is required to compensate SKK for such increased cost including but not limited to the amounts of income tax, overdue tax and other penalties.

2.	Except for those terms specifically defined herein, any terms used herein shall have the meaning ascribed to them in the License Agreement.

3.	Except for those provisions which are amended in accordance with the terms of this Addendum, the remainder of the terms and conditions of the License Agreement shall continue in full force and effect and shall, mutatis mutandis, apply to this Amendment.

4.	In any event of a conflict between and conditions contained in this Addendum and the License Agreement, the terms contained in this Addendum shall govern, provided that this Addendum is made to clarify the purposes of payments by SKK under the Agreement and does not intend to modify or limit the scope of SKK’s rights and licenses granted or increase the burden to make payment on SKK under the Agreement.

5.	This Addendum shall form a part of the License Agreement, and if the License Agreement is assigned to a third party in accordance with Section 16.2 of the License Agreement, this Addendum shall be automatically assigned to such assignee.

6.	This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representative as of the date first above written.

CAN-FITE BIOPHARMA, LTD.			SEIKAGAKU CORPORATION

By:	/s/ Pnina Fishman	/s/ Ilan Cohn	By:	/s/ Ken Mizutani
Name:	Pnina Fishman	Ilan Cohn	Name:	Ken Mizutani
Title:	CEO	Vice Chairman	Title:	President